Contact

www.linkedin.com/in/
paulhmcgillicuddy (LinkedIn)
paulmcgillicuddy.com (Other)
www.facebook.com/
paulhmcgillicuddyllc (Other)

Top Skills

C-Level Executive Collaboration
Strategic Communications
Cybersecurity

Languages

German (Limited Working)
Spanish

Publications

PFT Scores

Paul McGillicuddy

President, Rotary Club of Waikiki 2020-2021 at Rotary Club
Honolulu County, Hawaii, United States

Summary

Perfect choice to lead an organization or perform Board duties. Have the three most desired Board Officer characteristics. Proven leadership, Integrity and independence.

I have over 10 years of executive-level leadership experience, including my former position as the 2nd highest-ranking executive in an organization of 45,000. I built a solid reputation as a trustworthy and dependable leader, achieving the rank of 2-Star General within the U.S. Air Force.

I know what it’s like to sit at the head of the table, listen to direct reports and make critical decisions. On three separate occasions I’ve successfully led very large and geographically dispersed organizations.

I focus on strategic enterprise-wide operational issues and have a history of solving long-overdue nagging problems.

I am a trusted, inspirational leader with an independent perspective and a record of building and being on winning teams.

Experience

Rotary Club

President, Rotary Club of Waikiki 2020-2021
July 2020 - Present (4 years 10 months)
Honolulu, Hawaii, United States

Ask me about Rotary

Defense Contractor

DoD Strategic Development
November 2016 - April 2020 (3 years 6 months)
Honolulu, HI

Paul H. McGillicuddy LLC

President, Paul H. McGillicuddy LLC
March 2015 - November 2016 (1 year 9 months)
Honolulu, Hawaii

Performed roles in DoD business development for a HF radio communications startup, a green energy startup, a mid-sized video telecommunications firm, a data encryption startup and an established unmanned aerial vehicle company.

Inquiries are encouraged and welcome.

Phone: 916-899-7348
pandmj@gmail.com

United States Air Force

6 years 6 months

COO (Chief Operating Officer)
April 2014 - January 2015 (10 months)
Hickam Air Force Base, HI

OVERVIEW:

Oversaw Operations, Logistics, Maintenance, HR, Intelligence Gathering, and Programming areas within an organization with 45,000 team members and 300+ aircraft (across 9 locations in 4 countries). Planned and administered multimillion-dollar annual budget. Managed all day-to-day operations during supervisor's periods of absence, including crisis and contingency response actions. Additionally in charge of HQ staff and its strategic/operational activities, ensuring fulfillment of the organization's mission.

HIGHLIGHTS:

★ Played key role in driving $250 million-plus in savings through role of Chairperson of the Contract Requirement & Review Council that reviewed all contracts region-wide for both efficiency and effectiveness.

★ Developed comprehensive reorganization plans along with co-workers. Convinced supervisor of validity of proposal and gained permission from HQ to reorganize the entire HQ staff.

★ Generated $25 million in first-year savings following development of policy with the contracting office to end organization-wide practice of accepting bridge contracts.

★ Served as the senior official for hosting numerous foreign senior dignitaries on 3-day visits to the organization's HQ. Hosted Singapore, Philippines, Japan, South Korea, and Thailand dignitaries; visits resulted in increased access for the USAF and stronger relations/cooperation.

★ Directed mandatory reduction of HQ staff by over 230, ensuring full continuity of operations and proper considerations for departing staff.

★ Air Force Distinguished Service Medal

Chief of Staff
July 2013 - April 2014 (10 months)
Hickam Air Force Base, HI

OVERVIEW:

Directed daily functions and activities for a team of 1,000, reporting to the highest-ranking executive in the organization. Trained, coached, and evaluated performance of team members. Guided staff in providing recommendations to senior leadership for all policy and guidance decisions.

HIGHLIGHTS:

★ Transformed the entire staff from an administrative to an operationally-driven focus that provided exemplary support to the head of operations. Energized and engaged the team in a 100% commitment to meeting supervisor's needs.

★ Spearheaded a number of process improvement initiatives that included implementing a Tasker Management System, revamping weekly staff meetings, and strengthening calendar organization.

★ Signified as the first person to hold this position in the organization.

EVP, UAE Operations
June 2012 - June 2013 (1 year 1 month)
Al-Dhafra Air Base (380th Air Expeditionary Wing), United Arab Emirates

OVERVIEW:

Led a team of ~6,000 in conducting various air operations across 4 remote S.W. Asia and Horn of Africa locations, including intelligence gathering and command/control programs. Additionally directed logistical operations in Thumrait Oman (involving processing of equipment out of Afghanistan), an operation in Kuwait (organization members trained Kuwaiti Armed Forces members), and selected flying operations out of Djibouti.

HIGHLIGHTS:

★ Served as the designated Lead Air Force Officer in the United Arab Emirates, working extensively with the U.S. Ambassador, his country team, and senior leadership in both the USAF and UAE Ministry of Defense. Requested change to U.S. policy regarding specific arms sales to the UAE based on research and analysis.

→ Partnered with the U.S. Ambassador on developing a strategic messaging plan that was delivered to every key visitor to the UAE over the following year. Gained approval for policy change.

→ Gained rights to use an additional 750 acres of property in the UAE based on the 2x increase in size (team members and aircraft) within 1 year.

★ Provided leadership and guidance for ~300 air personnel stationed at Camp Lemonier Djibouti on the tip of the Horn of Africa, achieving goals for "no fail" missions on behalf of the most senior government leaders.

★ Ensured the full safety for 700 team members in Thumrait Oman, maintaining close consultations with senior members of the Omani Air Force, Ministry of Defense, and the U.S. country team.

★ Bronze Star Medal

EVP, High Altitude Intelligence, Surveillance and Reconnaissance (ISR)
April 2010 - May 2012 (2 years 2 months)
Beale Air Force Base, CA

OVERVIEW:

Held direct responsibility for leading team of ~7,000 and the USAF's entire fleet of high-altitude reconnaissance aircraft located across 5 overseas locations.

HIGHLIGHTS:

★ Increased the size of the RQ-4 fleet by 3x (7 to 21) and introduced 2 new capabilities within the RQ-4, including the ability to provide radio relays and ground movement detection.

★ Led organization in setting a record for compliance with a 99.86% pass rate on an inspection by an upper HQ management agency regarding compliance in 23,000 areas. Formed team to guide preparation efforts, created strategic plan, and utilized statistical sampling in aiding preparation.

★ Identified issue and recommend lowering of cockpit altitude as a result of pilots suffering significant problems in flying the U-2, with the recommendation requiring $23 million and a 2-year maintenance schedule. Cockpits modified from 29,000+ to 14,000 in 16 aircraft within 2 years to resolve the issue.

★ Led efforts in finalizing housing privatization deal that involved consistent messaging and invitations to numerous senior government officials to the Beale AFB; closed deal in 2 years through this strategy.

★ Launched new operation consisting of 43 MC-12 aircraft and 750 team members in under 6 months.

★ Legion of Merit / Management HQ Recognition

Division Chief – Combat Forces Division & Program Integration
August 2008 - March 2010 (1 year 8 months)
The Pentagon, Washington, D.C.
OVERVIEW:

Initially served as Combat Forces Division Chief, supervising 8-10 mid-level officers and developing program budget for a $40 billion-plus annual portfolio. Transitioned to Division Chief in under 1 year, leading the division that arranged the USAF's entire program for the next 5 years, with programming at close to $554 billion.

HIGHLIGHTS:

★ Defended the USAF's position to Congress and senior members of the DoD regarding the retirement of 214 aircraft within 1 year (against average of 125), representing significant achievement.

★ Expert in Department of the Air Force Programming, Budgeting and Execution System.

★ Legion of Merit

SELECTED PRIOR POSITIONS: Commander, Maxwell AFB, AL, 2007-2008 | Vice Commander, Maxwell AFB, AL, 2005-2007

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Education

Industrial College of the Armed Forces
Master's Degree, national resource strategy · (2002 - 2003)

Troy University
Masters, Management · (1993 - 1994)

United States Air Force Academy
BS, General Studies · (1980 - 1984)